Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 6, 2019
Relating to Preliminary Prospectus dated March 4, 2019
Registration Statement No. 333-230057
PLURALSIGHT, INC.
13,558,464 Shares of Class A Common Stock
The following information relates only to the securities described below and should be read together with the preliminary prospectus dated March 4, 2019 (the “preliminary prospectus”). The following information supplements and updates the information contained in the preliminary prospectus. All references in this communication to dollar amounts are references to U.S. dollars. The preliminary prospectus was included in the Registration Statement on Form S-1 (File No. 333-230057), which may be accessed through the following link:
https://www.sec.gov/Archives/edgar/data/1725579/000162828019002420/pluralsights-1.htm

Issuer:	Pluralsight, Inc., a Delaware corporation
Ticker / Exchange:	PS / The Nasdaq Global Select Market
Title of Securities:	Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”)
Size:	$396,585,072 (or $456,072,845 if the underwriters exercise their option to purchase additional shares in full).
Shares Offered and Sold:	13,558,464 shares of Class A Common Stock (or 15,592,234 shares of Class A Common Stock if the underwriters exercise their option to purchase additional shares in full).
Last Reported Sale Price of Class A Common Stock on The Nasdaq Global Select Market on March 6, 2019:	$29.60
Initial Price to Public:	$29.25
Pricing Date:	March 6, 2019
Trade Date:	March 7, 2019
Settlement Date:	March 11, 2019
CUSIP:	72941B 10 6

Concurrent Convertible Note Offering:
Concurrently with this offering of Class A Common Stock, the Issuer is offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act of 1933, as amended, $550.0 million aggregate principal amount of its 0.375% Convertible Senior Notes due 2024 (the “notes”), or a total of $633.5 million aggregate principal amount of the notes if the initial purchasers in that offering exercise in full their option to purchase additional notes (such concurrent offering of notes, the “Concurrent Convertible Note Offering”). The notes will initially be convertible into 25.8023 shares of Class A Common Stock per $1,000 principal amount of notes (subject to adjustment in certain circumstances), which represents an initial conversion price of approximately $38.76 per share of Class A Common Stock. Upon conversion of a note, the Issuer will satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of its Class A Common Stock or a combination of cash and shares of its Class A Common Stock, at the Issuer’s election. The offering of Class A Common Stock is not contingent upon the consummation of the Concurrent Convertible Note Offering, and the Concurrent Convertible Note Offering is not contingent upon the consummation of the offering of Class A Common Stock.

Use of Proceeds:
The selling stockholders will receive all of the net proceeds from the offering of Class A Common Stock and the Issuer will not receive any proceeds from the sale of the shares in the offering of Class A Common Stock.
The Issuer estimates that the net proceeds from the Concurrent Convertible Note Offering will be approximately $535.3 million (or approximately $616.7 million if the initial purchasers exercise their option to purchase additional notes in full), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer has entered into capped call transactions with one or more of the initial purchasers or their respective affiliates (the “counterparties”). The Issuer intends to use approximately $60.3 million of the net proceeds from the concurrent Convertible Note Offering to pay the cost of the capped call transactions. The Issuer intends to provide the remainder of the net proceeds from the Concurrent Convertible Note Offering to Pluralsight Holdings or its subsidiaries to be used for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions, or businesses, although the Issuer has no present commitments or agreements to enter into any acquisitions or investments as of the date hereof. If the option granted to the initial purchasers to purchase additional notes is exercised, the Issuer expects to use a portion of the net proceeds from the sale of additional notes to enter into additional capped call transactions with the counterparties and provide the remainder of any net proceeds to Pluralsight Holdings for general corporate purposes.

Active Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC
Additional Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc.
Co-Managers:	KeyBanc Capital Markets Inc. Raymond James & Associates, Inc. Needham & Company LLC SunTrust Robinson Humphrey, Inc. First Analysis Securities Corporation Robert W. Baird & Co. Incorporated
The Issuer has filed a registration statement (including the preliminary prospectus dated March 4, 2019) with the Securities and Exchange Commission (the “SEC”) for the offering of Class A Common Stock to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting: (i) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by calling (866) 718-1649, or by email at prospectus@morganstanley.com, or (ii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com.
This communication should be read in conjunction with the preliminary prospectus dated March 4, 2019. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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